                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                             _____________________

                                 SCHEDULE 13G
                                (Rule 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. __)

                          United Natural Foods, Inc.
                          --------------------------
                               (Name of Issuer)

                    Common Stock, $.01 par value per share
                    --------------------------------------
                        (Title of Class of Securities)

                                  911163 10 3
                                  -----------
                                (CUSIP Number)

                              SCHEDULE 13G

CUSIP No. 911163 10 3                              Page 2 of 9
          -----------

____________________________________________________________________________

1.   Name of Reporting Persons
     S.S. or I.R.S. Identification Number of Above Persons

     United Natural Foods, Inc. Employee Stock Ownership Trust (the "ESOT") 06-1473228

____________________________________________________________________________


2.   Check the Appropriate Box if a Member of a Group - Not Applicable

____________________________________________________________________________

3.   SEC Use Only

____________________________________________________________________________

4.   Citizenship or Place of Organization

     Connecticut

____________________________________________________________________________

Number of Shares Beneficially Owned By Each Reporting Person With;

5.   Sole Voting Power

     0 Shares
____________________________________________________________________________

6.   Shared Voting Power

     2,179,595 Shares (Participants in the United Natural Foods, Inc. Employee Stock Ownership Plan ("ESOP") have the right to direct the voting of shares held by the ESOT which are allocated to their accounts under the ESOP. The Trustee of the ESOT votes unallocated shares and allocated shares for which no instructions have been received in proportion to the directions received for the allocated shares).

CUSIP No.  911163 10 3                             Page 3 of 9
           -----------

____________________________________________________________________________

7.   Sole Dispositive Power

     2,179,595 Shares

____________________________________________________________________________

8.   Shared Dispositive Power

     0 Shares
____________________________________________________________________________

9.   Aggregate Amount Beneficially Owned by Each Reporting Person.

     2,179,595 shares. The ESOT disclaims beneficial ownership of such shares to the extent that the beneficial ownership of the shares is attributable to participants in the ESOP.
____________________________________________________________________________

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares.

     Not Applicable
____________________________________________________________________________

11.  Percent of Class Represented by Amount in Row 9.

     17.6%
____________________________________________________________________________

12.  Type of Reporting Person.

     EP
____________________________________________________________________________

                            SCHEDULE 13G

CUSIP No. 911163 10 3                              Page 4 of 9
          -----------

____________________________________________________________________________

1.   Name of Reporting Persons
     S.S. or I.R.S. Identification Number of Above Persons

     Robert G. Huckins, Esq. (Trustee of the ESOT)
     ###-##-####

____________________________________________________________________________


2.   Check the Appropriate Box if a Member of a Group - Not Applicable

____________________________________________________________________________

3.   SEC Use Only

____________________________________________________________________________

4.   Citizenship or Place of Organization

     United States of America

____________________________________________________________________________

Number of Shares Beneficially Owned By Each Reporting Person With;

5.   Sole Voting Power

     0 Shares
____________________________________________________________________________

6.   Shared Voting Power

     2,179,595 Shares (Participants in the ESOP have the right to direct the voting of shares held by the ESOT which are allocated to their accounts under the ESOP. The Trustee of the ESOT votes unallocated shares and allocated shares for which no instructions have been received in proportion to the directions received for the allocated shares. No participant in the ESOP has the individual ability to control the voting of shares held by the ESOT which

CUSIP No.  911163 10 3                             Page 5 of 9
           -----------

     constitute 5% or more of the outstanding shares of the common stock of United Natural Foods, Inc.)
____________________________________________________________________________

7.   Sole Dispositive Power

     2,179,595 Shares

____________________________________________________________________________

8.   Shared Dispositive Power

     0 Shares
____________________________________________________________________________

9.   Aggregate Amount Beneficially Owned by Each Reporting Person.

     Mr. Huckins is the Trustee of the ESOT. Mr. Huckins does not have a beneficial ownership interest in any of the shares held by the ESOT and accordingly disclaims beneficial ownership of all such shares.

____________________________________________________________________________

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares.

     Not Applicable
____________________________________________________________________________

11.  Percent of Class Represented by Amount in Row 9.

     17.6%
____________________________________________________________________________

12.  Type of Reporting Person.

     IN
____________________________________________________________________________

CUSIP No. 911163 10 3                              Page 6 of 9
          -----------

                              SCHEDULE 13G


Item 1(a).  Name of Issuer:
---------------------------

United Natural Foods, Inc.


Item 1(b).  Address of Issuer's Principal Executive Offices:
------------------------------------------------------------

260 Lake Road
Dayville, Connecticut 06241


Item 2(a).  Name of Person Filing:
----------------------------------

United Natural Foods, Inc. Employee Stock Ownership Trust on its own behalf and on behalf of its trustee, Robert G. Huckins, Esq.


Item 2(b).  Address of
Principal Business Office or, if None, Residence:
-------------------------------------------------

c/o Robert G. Huckins, Esq.
Smith Barney, Inc.
One Citizens Plaza
Suite 600
Providence, R.I. 02903

Item 2(c).  Citizenship:
------------------------

The United Natural Foods, Inc. Employee Stock Ownership Trust is a trust established under the laws of the State of Connecticut.

Mr. Huckins is a citizen of the United States of America.


Item 2(d).  Title of Class of Securities:
-----------------------------------------

Common Stock, $.01 par value per share

CUSIP No. 911163 10 3                                   Page 7 of 9
          -----------

Item 2(e).  CUSIP Number:
-------------------------

911163 10 3

Item 3:
-------

Not Applicable


Item 4.  Ownership:
-------------------

     (a) Amount Beneficially Owned:

     The 2,179,595 shares are held by the United Natural Foods, Inc. Employee Stock Ownership Trust ("ESOT"). Mr. Robert G. Huckins, Esq. is the Trustee of the ESOT. Mr. Huckins does not have a beneficial ownership interest in any of the shares held by the ESOT and accordingly disclaims beneficial ownership of all such shares. The ESOT disclaims beneficial ownership of such shares to the extent that the beneficial ownership of the shares is attributable to participants in the ESOP.

     (b) Percent of Class:

     17.6%

     (c) Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote:

                Mr. Huckins has sole power to direct the vote of 0 Shares;

          (ii)  shared power to vote or to direct the vote:

                2,179,595 Shares (Participants in the United Natural Foods, Inc. Employee Stock Ownership Plan ("ESOP") have the right to direct the voting of shares held by the ESOT which are allocated to their accounts under the ESOP. The Trustee of the ESOT votes unallocated shares and allocated shares for which no instructions have been received in proportion to the directions received for the allocated shares.);

          (iii) sole power to dispose or to direct the disposition of:

CUSIP No. 911163 10 3                              Page 8 of 9
          -----------

                Mr. Huckins, as trustee of the ESOT, has the sole power to dispose of the 2,179,595 Shares held by the ESOT;

          (iv) shared power to dispose or to direct the disposition of:

                Mr. Huckins shares power to dispose of 0 shares.

Item 5.  Ownership of Five Percent or Less of a Class:
------------------------------------------------------

Not Applicable

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:
-------------------------------------------------------------------------

The 2,179,595 shares are held by the United Natural Foods, Inc. Employee Stock Ownership Trust ("ESOT"). Mr. Robert G. Huckins, Esq. is the Trustee of the ESOT. Mr. Huckins does not have a beneficial ownership interest in any of the shares held by the ESOT and accordingly disclaims beneficial ownership of all such shares. Participants in the ESOP are eligible to receive the shares held by the ESOT and allocated to their participant accounts under the ESOP, to the extent that their rights to such shares have vested, upon terminating their employment with United Natural Foods, Inc. All participants in the ESOP disclaim beneficial ownership of the shares held by the ESOT except to the extent of their proportionate pecuniary interest therein.

The ESOT disclaims beneficial ownership of such shares to the extent that the beneficial ownership of the shares is attributable to participants in the ESOP.

Item 7.  Identification and Classification of the Subsidiary which Acquired the

Security Being Reported by the Parent Holding Company:
-------------------------------------------------------
Not Applicable

Item 8.  Identification and Classification
of Members of the Group:
--------------------------------------------

Not Applicable

Item 9.  Notice of Dissolution of Group:
----------------------------------------

Not Applicable

Item 10.  Certification:
------------------------

Not Applicable

CUSIP No. 911163 10 3                              Page 9 of 9
          -----------

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                         /s/ Robert G. Huckins
                                         -------------------------------
                                         Robert G. Huckins, Esq.
                                         individually

                                         February 10, 1997
                                         ----------------------------------
                                         Date



                                         United Natural Foods, Inc.
                                         Employee Stock Ownership
                                         Trust

                                         By: /s/ Robert G. Huckins
                                            -------------------------------
                                         Robert G. Huckins, Esq.
                                         Its Trustee


                                         February 10, 1997
                                         ----------------------------------
                                         Date